Exhibit 23.3

Consent of Independent Auditors
We consent to the reference to our firm under the caption “Experts” in Post- Effective Amendment No. 9 to the Registration Statement on Form S-11 on Form S-3 (File No. 333-207471) and the related Prospectus of KBS Growth & Income REIT, Inc. and to the incorporation by reference therein of (i) our report dated August 23, 2016 with respect to the statement of revenues over certain operating expenses of the Commonwealth Building for the year ended December 31, 2015, and (ii) our report dated January 20, 2017 with respect to the statement of revenues over certain operating expenses of The Offices at Greenhouse for the year ended December 31, 2015, both filed with the Securities and Exchange Commission.

/s/ Squar Milner LLP
Newport Beach, California
November 17, 2017